  EXHIBIT 99.2
FORM 62-103F1
REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

This report amends the information disclosed in a previous early warning report dated May 7, 2019 filed by Drs. Isa and Amina Odidi in respect of the Issuer (as defined herein).

Item 1 -- Security and Reporting Issuer

1.1
State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

 IntelliPharmaCeutics International Inc. (the “Issuer”)
30 Worcester Road
Toronto, Ontario
M9W 5X2

This report relates to common shares of the Issuer (the “Common Shares”).

1.2
State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. See item 2.2.

Item 2 --  Identity of the Acquiror

2.1
State the name and address of the acquiror.

Dr. Isa Odidi	Dr. Amina Odidi
c/o Odidi Holdings Inc. 30 Worcester Road Toronto, Ontario M9W 5X2	c/o Odidi Holdings Inc. 30 Worcester Road Toronto, Ontario M9W 5X2

2.2
State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

After the close of markets on November 15 , 2019, the Issuer issued to Drs. Isa and Amina Odidi, jointly, and on a private placement basis, an unsecured convertible debenture of the Issuer in the aggregate principal amount of USD$250,000 (the “November 2019 Debenture”). The principal amount owing under the November 2019 Debenture is convertible at any time into Common Shares at a conversion price equal to USD$0.12 per Common Share.

2.3
State the names of any joint actors.

Each of Drs. Isa and Amina Odidi may be considered to be joint actors with respect to each other. In addition, Drs. Isa and Amina Odidi own and control Odidi Holdings Inc. (“Odidi Holdings”).

Item 3 – Interest in Securities of the Reporting Issuer

3.1
State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s security holding percentage in the class of securities.

The November 2019 Debenture acquired by Drs. Isa and Amina Odidi was issued in an aggregate principal amount of USD$250,000, which amount is convertible in whole or in part and from time to time into an aggregate of up to 2,083,333 Common Shares, which represents approximately 9.4% of the issued and outstanding Common Shares (based on 22,085,856 Common Shares issued and outstanding immediately prior to the issuance of the November 2019 Debenture) and which gave rise to the requirement to file this report.

The acquisition of the November 2019 Debenture increased Drs. Isa and Amina Odidi’s beneficial ownership of Common Shares by approximately 6.7% (calculated on a partially diluted basis).

3.2
State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See item 2.2 and 3.1 above.

3.3
If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4
State the designation and number or principal amount of securities and the acquiror’s security holding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the issuance of the November 2019 Debenture, Drs. Isa and Amina Odidi beneficially owned 578,131 Common Shares held through Odidi Holdings Inc. Drs. Isa and Amina Odidi also jointly hold the following: (a) an unsecured convertible debenture of the Issuer in an aggregate principal amount outstanding of USD$500,000, the principal of which is convertible at any time into an aggregate of up to 166,666 Common Shares at a price of USD$3.00; and (b) an unsecured convertible debenture of the Issuer in an aggregate principal amount outstanding of USD$1,050,000, the principal of which is convertible at any time into an aggregate of up to 1,779,661 Common Shares at a price of USD$0.59 (the “Previous Debentures”). In addition, Drs. Isa and Amina Odidi also hold options to purchase up to an aggregate of 1,397,394 Common Shares, of which options to purchase up to 730,728 Common Shares are exercisable within 60 days.

Accordingly, immediately prior to the issuance of the November 2019 Debenture, and assuming the exercise of all vested options (including options exercisable within 60 days) and the conversion in full of the Previous Debentures, Drs. Isa and Amina Odidi beneficially owned an aggregate of 3,255,186 Common Shares, representing approximately 13.2% of the Issuer’s outstanding Common Shares (calculated on a partially diluted basis to give effect to the exercise of the options and the Previous Debentures referred to herein).

Immediately following the issuance of the November 2019 Debenture, and assuming the exercise of all vested options (including options exercisable within 60 days) and the conversion in full of both the Previous Debentures and the November 2019 Debenture, Drs. Isa and Amina Odidi beneficially own an aggregate of 5,338,519 Common Shares, representing approximately 19.9% of the Issuer’s outstanding Common Shares (calculated on a partially diluted basis to give effect to the exercise of the options (including options exercisable within 60 days), the Previous Debentures and the November 2019 Debenture referred to herein).

3.5
State the designation and number or principal amount of securities and the acquiror’s security holding percentage in the class of securities referred to in Item 3.4 over which

(a)
the acquiror, either alone or together with any joint actors, has ownership and control,

See item 3.4.

(b)
the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)
the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6
If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s security holdings.

 Not applicable.

3.7
If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

 State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8
If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

 Not applicable.

Item 4 – Consideration Paid

4.1
State the value, in Canadian dollars, of any consideration paid or received per security and in total.

 Drs. Isa and Amina Odidi paid an aggregate of USD$250,000 to the Issuer in exchange for the Debenture.

4.2
In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See item 4.1.

4.3
If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

 Item 5 – Purpose of the Transaction

 State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)
the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;
(b)
a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;
(c)
a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;
(d)
a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;
(e)
a material change in the present capitalization or dividend policy of the reporting issuer;
(f)
a material change in the reporting issuer’s business or corporate structure;
(g)
a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;
(h)
a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;
(i)
the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;
(j)
a solicitation of proxies from securityholders;
(k)
an action similar to any of those enumerated above.

The Debenture was acquired for investment purposes and provide additional funds to the Issuer for working capital and general corporate purposes. Drs. Isa and Amina Odidi may increase or decrease their beneficial ownership of securities of the Issuer in the future, as they may consider appropriate in light of investment criteria, market conditions and other factors and in accordance with applicable securities legislation.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

 Not applicable.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable, other than as described in this report.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 15th day of November, 2019.

/s/ Dr. Isa Odidi
Dr. Isa Odidi

/s/ Dr. Amina Odidi
Dr. Amina Odidi